DSM Press Release

[redacted] etherlands
[redacted] 45 5740680

DSM

05E

Heerlen (NL), 16 February 2007

DSM announces cancellation of 6.7 million shares

Royal DSM N.V. announces the cancellation of 6,700,000 ordinary shares, decreasing the number of issued ordinary shares by 3.3%. These 6.7 million ordinary shares were repurchased by DSM in the fall of 2006 as the first phase of the share buy-back program, which was launched by DSM at the end of September 2006. This finalizes the first phase of the share-buy back program according to plan.
A total number of 195,253,008 ordinary shares has now been issued.

As announced on 27 September 2006 DSM has reserved a total amount of EUR 750 million for this program. Execution will be spread over 2006 and 2007. The first phase of the program amounts to EUR 242 million. DSM intends to finalize the program in 2007, involving an amount of EUR 508 million. DSM will inform the market within the foreseeable future when share repurchases in the framework of this program will be resumed.

DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings and paint, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation plus an increased presence in emerging economies. The group has annual sales of over €8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa, Australia and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

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